Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2006	2005	2004	2003	2002
	(Dollars in millions)
Earnings:
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principles	$539.1	$531.3	$224.5	$(62.8)	$(908.7)
Minority interest in income and preferred returns of consolidated subsidiaries	40.0	25.7	21.4	19.4	41.8
Less: Equity earnings	(98.9)	(65.6)	(49.9)	(20.3)	(73.0)

Income from continuing operations before income taxes and cumulative effect of change in accounting principles, minority interest in income and preferred returns of consolidated subsidiaries and equity earnings	480.2	491.4	196.0	(63.7)	(939.9)
Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees	700.4	684.7	838.5	1,298.3	1,172.4
Rental expense representative of interest factor	15.5	19.2	19.7	26.7	23.8
Preferred distributions	—	—	—	47.8	58.1

Total fixed charges	715.9	703.9	858.2	1,372.8	1,254.3
Distributed income of equity-method investees	113.0	107.7	60.5	21.5	81.3
Less:
Capitalized interest	(17.2)	(7.2)	(6.7)	(45.5)	(27.3)
Preferred distributions	—	—	—	(47.8)	(58.1)

Total earnings as adjusted	$1,291.9	$1,295.8	$1,108.0	$1,237.3	$310.3

Fixed charges	715.9	703.9	$858.2	$1,372.8	$1,254.3

Ratio of earnings to fixed charges	1.80	1.84	1.29	(a )	(a )

(a)	Earnings were inadequate to cover fixed charges by $135.5 million for the year ended December 31, 2003, and $944.0 million for the year ended December 31, 2002.